Vital Therapies, Inc.

15222-B Avenue of Science

San Diego, California 92128

February 13, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Schiffman

RE:	Vital Therapies, Inc.

Registration Statement on Form S-4

File No. 333-229510

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Vital Therapies, Inc. (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-4 (the “Registration Statement”), be accelerated to 4:00 p.m., Eastern Time, on February 14, 2019, or as soon thereafter as may be practicable.

Very truly yours,

Vital Therapies, Inc.

By:	/s/ Michael V. Swanson
Michael V. Swanson
Executive Vice President and Chief Financial Officer

cc: Gabriella Lombardi